**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated September 25, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ＿      **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ＿      **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ＿      **No X**

Enclosure: Press release:  **AngloGold says Kibali Gold Mine Starts Early**



**AngloGold Ashanti Limited**
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

# News Release

25 September 2013

### AngloGold Says Kibali Gold Mine Starts Early, Within Budget

AngloGold Ashanti reports that the Kibali Gold Mine, a joint venture with Randgold Resources, has successfully delivered its first gold production early and within budget to further improve the overall quality of its portfolio by introducing new ounces at costs lower than its current average.

"Kibali is a world-class gold mining asset with good growth potential, and it significantly improves the quality of our portfolio," AngloGold Ashanti Chief Executive Officer Srinivasan Venkatakrishnan said. "This joint venture has worked incredibly well and achieving production on time and on budget is testament to our partner's project management and execution skills, and to the strong support from the government and from the local communities."

Kibali, in the Democratic Republic of Congo, will have an estimated annual production of about 600,000oz of gold from reserves of 11Moz and resources of 21Moz*. AngloGold and Randgold, which project managed Kibali's development and will operate the mine, each own a 45% stake in the asset and Sokimo, a state-owned company, owns the remaining 10%. The mine is being developed in two concurrent phases, initially as an open pit operation, with the underground mine scheduled to access ore in 2015.

By 2014, Kibali will provide employment to more than 2,500 people, comprising mainly Congolese nationals. Already, more than half of all senior managers are Congolese and about 100 Congolese have received training as operators at Randgold's West African mines. Preference will also be given to local suppliers of goods and services to ensure the benefit to the local community is maximised. Significant benefits will also accrue to the DRC through taxes and royalties through the life of the mine.

"Important as this day is, it is still only the first step in achieving this project's great potential," Kibali General Manager Louis Watum says. "With gold sales set to start next month, our focus is now on commissioning of the rest of the metallurgical plant and the hydropower stations as well as progressing the underground development."

In Kibali and also Tropicana, in Western Australia, AngloGold Ashanti has two new mines slated to start production in the space of days with a combined attributable annual production of as much as 600,000oz from next year. As project capital expenditure declines, the management team will focus on realising about $460m in combined savings from corporate overheads and exploration activities next year, compared with 2012. A project is also underway to remove as much as $500m in direct operating-cost savings from operations over about 18 months. AngloGold Ashanti owns 70% of the Tropicana mine.

*The estimated Mineral Resources and Reserves are based on information compiled as follows: the mineral resources were calculated by Mr Ernest Doh, a competent person and an officer of Randgold Resources who is a member of AusIMM. The mineral reserves were calculated by Mr Tim Peters of Piran Mining and reviewed by Mr Dan Donald of Mine RP, both independent consultants and Competent Persons and members of AusIMM. The competent persons' consent to the release of this technical information based on the information in the form and context in which it appears.*

**SPONSOR: UBS South Africa (Pty) Limited**
**ENDS**

**Contact**

| **Media** | **Tel:** | **E-mail:** |
| --- | --- | --- |
| Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | cnthite@anglogoldashanti.com |

Stewart Bailey         +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021      sbailey@anglogoldashanti.com
General inquiries                                                                        media@anglogoldashanti.com

**Investors**
Sabrina Brockman (US & Canada)     +1 (212) 858 7702 / +1 646 379 2555      sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)        +44 779 497 7881 / +44 1225 93 8483      mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa)       +27 11 6376763 / +27 82 821 5322      fmgidi@anglogoldashanti.com
General inquiries                                                                        investors@anglogoldashanti.com

## Disclaimer

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 25, 2013

By:    /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company Secretary